Exhibit (a)(3)


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June 2, 2005



TO:          UNIT HOLDERS OF UNITED INVESTORS INCOME PROPERTIES, L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 5, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, Mackenzie Patterson Special Fund 7, LLC, MPF Income Fund 21, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MPF-NY 2005, LLC, and Steven Gold (collectively the "Purchasers") are offering to purchase up to 21,372 Units of limited partnership interest (the "Units") in UNITED INVESTORS INCOME PROPERTIES, L.P. (the "Partnership") at a purchase price equal to:

                                  $110 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in UNITED INVESTORS INCOME PROPERTIES, L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on blue paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) July 6, 2005